PANNONPLAST INDUSTRIES PLC.
H-1225 Budapest,
Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
pplast@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W., Stop 3-9
Washington, D.C. 20549
U.S.A.

Budapest, August 16, 2004

04036537

SUPPL

Ladies and Gentlemen:

Re: Pannonplast Rt. (the "Company") File No. 82-4548

Please find enclosed the Q2 2004 flash Report of Pannonplast Plc.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

Would you have any further questions or comments, please contact us.

Yours sincerely,

Radócz Róza

Róza Radócz (Ms)
Executive Assistant

Enclosure

Dlw 8/30

PANNONPLAST

Flash report
Pannonplast Plc.

2nd quarter of 2004

August 16, 2004

Investor Relations: Mr. Dénes Gyimóthy
Phone: +36 1 207-1808 Fax: +36 1 207-1464 E-mail: denes.gyimothy@pannonplast.hu

PANNONPLAST

The Flash Report includes the non-audited consolidated figures of Pannonplast Plc. prepared according to the International Financial Reporting Standards (IFRS)

Despite of the substantial costs of reorganization, the operating loss decreased in the second quarter

The HUF 13.3 billion net sales of Pannonplast Plc. in the first half of 2004 was nearly 12% higher than a year earlier. In spite of the increasing net sales the operating income of the Company is still negative. The operating loss was caused by the decreasing margin level resulting from the rising raw material prices, the one-time costs of reorganization (about HUF 507 million) and the negative income of the engineering plastics business line, which was partly counterbalanced by the improvement of the financial income mainly due to unrealized profit on exchange rate changes. From the one-time costs HUF 384 million charged the second quarter, from which HUF 267 million was connected to lay-offs. Within financial expenses, a further one-time expense of HUF 58 million appeared in the first half of the year connected to the prolongation and refinancing of the loans. The operating income adjusted with one-time expenses turned to be positive in the second quarter (HUF 109 million).

The net loss of the first half of the year was HUF 1,009 million, HUF 92 million more than one year earlier, however, without the one-time costs the net loss of the first half (HUF 444 million) was only a half of the figure of the first half of 2003.

The operational cash-flow of Pannonplast Group was HUF 521 million, contrary to the HUF 264 million one year earlier. The positive operational cash-flow and the moderate level of investments enabled the Company to decrease its net debt by HUF 512 million.

During the second quarter the Company closed its loss-making engineering plastics factory in Szombathely. As of July 15, Moldin Llc. has merged into Moldin 2000 Plc, which continues its operation under the name of Pannonplast Engineering Plastics Plc, at two factories instead of the former three.

Based on the results of the first half and the market and business informations relating to the second half of the year, the management had to modify its financial forecast for 2004, published at the end of March. The management expects and deems achievable HUF 2.5 billion EBITDA and HUF –1 billion net income in the financial year of 2004 provided that the prices of the raw materials won't rise further.

Highlights

in HUF million

	Q2 2004	Q2 2003	Index (%)	1H 2004	1H 2003	Index (%)
Net sales	**7 202**	**9 094**	**118.2**	**13 253**	**11 860**	**111.7**
Cost of sales	5 479	4 238	129.3	9 995	8 271	120.8
Margin	1 723	1 856	92.8	3 258	3 589	90.8
Margin level	*23.9%*	*30.5%*		*24.6%*	*30.3%*	
EBITDA	**336**	**712**	**47.2**	**587**	**1 392**	**42.2**
EBITDA level	*4.7%*	*11.7%*		*4.4%*	*11.7%*	
EBIT	**-275**	**86**	**-319.8**	**-650**	**120**	**-541.7**
Net profit	**-604**	**-567**	**106.5**	**-1 009**	**-917**	**110.0**
Operational cash-flow	235	366	64.2	521	264	197.3
Net investments	102	302	33.8	239	912	26.2
Net debts	7 061	7 734	91.3	7 061	7 734	91.3
Personnel *	**1 726**	**1 949**	**88.6**	**1 726**	**1 949**	**88.6**
Sales revenue per employee **	16.69	12.51	133.5	15.36	12.17	126.2
Number of shares, end of period	4 210 931	4 210 931		4 210 931	4 210 931	
Average number of shares	4 210 931	4 189 058		4 210 931	4 138 102	
EBITDA per share ***	79.8	170.0	46.9	139.4	336.4	41.4
Net profit per share ***	-143.4	-135.4	106.0	-239.6	-221.6	108.1
Shareholders' Equity per share ***	3 243.0	3 655.7	88.7	3 243.0	3 655.7	88.7
Operational cash-flow per share ***	55.8	87.4	63.9	123.7	63.8	193.9
Average EUR/HUF in the period	252.12	250.87		256.22	247.25	
EUR/HUF, end of period	253.23	266.30		253.23	266.30	

* end of period
** consolidated net sales projected for a year
*** presented in HUF

Investor Relations: Mr. Dénes Gyimóthy
Phone: +36 1 207-1808 Fax: +36 1 207-1464 E-mail: denes.gyimothy@pannonplast.hu

In the following pages we present the performance of the business lines of the Pannonplast Group according to the strategy of Pannonplast Plc. The figures presented here are not directly comparable to the business unit figures published in the past. The figures presented in the business line partitions (1-4 points) are non-consolidated and they do not contain the figures of the central administration.

1. Consumer packaging strategic business line

- Pannunion Kft.
- Unical
- Almand Kft.
- Pannon-Effekt Kft.
- Interagropack
- TU-Plast Kft.

The Group managed to realize further increase in the relatively stable market for packaging materials in the second quarter of 2004. Total net sales of the strategic business line in the first half of the year increased by about HUF 358 million, or by 6.9% in strong market competition. Net sales of the Ukrainian Interagropack increased above average, by nearly 30%. The net sales of the largest company, Pannunion, and the net sales of Almand, TU-Plast and the Romanian Unical did not changed significantly compared to the previous year.

The performance of Pannon-Effekt, which boosted its net sales by 48.3%, cannot be compared directly to its previous year's figures, because it had taken over part of the activities of Pannon-Tara, which had been liquidated since. The extended activity of Pannon-Effekt was also followed by increase in indirect costs and staff level, which largely explains the rise of the total number of employees in the business line. Because of the worsening results, Pannonplast Plc. decided on a reorganization resulting in 25% decrease in personnel. The staff level of the company was 20% lower at the end of June than as of December 31, 2003.

Despite the decrease in the margin level of the business line, the amount of the margin increased by nearly 2% compared to the first half of 2003. However, the increase of the margin was significantly lower than the 15.2% increase of the indirect costs. The main factor behind the increase of indirect costs was the HUF 134 million increase at Pannon-Effekt, which includes also the HUF 31 million one-time cost of the staff reduction.

The total operating profit of the business line was only 40% of the EBIT of the first half of 2003, which was mainly caused by the worsening profit of Pannunion and the operating loss of Pannon Effekt. *In case of Pannunion, the 2.0%point decrease in the margin level was determining, in which* the price increase of PVC raw material played a considerable role.

Despite the 22.3% decrease, the EBITDA generation of the consumer packaging strategic business line continues to be crucial within the Pannonplast Group.

Highlights

in HUF million

Consumer packaging	Q2 2004	Q2 2003	Index (%)	1H 2004	1H 2003	Index (%)
Net sales	**2 894**	**2 683**	**107.9**	**5 557**	**5 199**	**106.9**
Cost of sales	2 145	1 925	111.4	4 061	3 729	108.9
Margin	749	758	98.8	1 496	1 470	101.8
Margin level	*25.9%*	*28.3%*		*26.9%*	*28.3%*	
EBITDA	**297**	**435**	**68.3**	**640**	**824**	**77.7**
EBITDA level	*10.3%*	*16.2%*		*11.5%*	*15.8%*	
EBIT	**39**	**164**	**23.8**	**115**	**286**	**40.2**
Operational cash-flow	217	123	176.4	387	548	70.6
Fixed asset investment	115	170	67.6	228	302	75.5
Personnel	**705**	**688**	**102.5**	**705**	**688**	**102.5**
Sales revenue per employee *	16.42	15.60	105.3	15.76	15.11	104.3

* projected for a year

Investor Relations: Mr. Dénes Gyimóthy
Phone: +36 1 207-1808 Fax: +36 1 207-1464 E-mail: denes.gyimothy@pannonplast.hu

2. Engineering plastics strategic business line

- Moldin Kft.
- Moldin 2000 Rt.
- Dexter Rt.

The performance of the engineering plastics business line was substantially limited by the close of the factory of Moldin Llc. in Szombathely, by the reduction of staff, which was followed by significant one-time costs. The business line realized nearly 40% higher net sales in the first half of 2004 than in the same period of 2003. Both Moldin and Moldin 2000 increased net sales significantly, Moldin 2000 by more than 60%. At the same time, the net sales of the toolmaker Dexter was 24% lower than the figure in 2003.

Despite of the increasing net sales, the profitability of the business line worsened substantially in comparison to the first half of 2003. The margin level decreased at all three companies, it reached 10.8% at business line level compared to 22.3% in 2003. One significant cause of this was the increase of the production of lower margin products (LCD monitor) in connection with the close of the factory in Szombathely. Beside the decreasing margin the indirect costs of the companies has also increased, in connection with the increase of output and personnel at Moldin 2000 and because of cost reclassifications at Moldin due to the unified cost allocation guidelines effective from mid-2003 and the HUF 101 million one-time expense of staff reductions.

The operating loss of the three companies increased to HUF 602 million. The business line was loss-maker also on EBIDA level. At the same time, the cash-flow position was positive in the first half of the year due to the seasonal decrease in the net working capital.

Because of the business line's persistently negative performance, Pannonplast Plc. took measures to cease the loss-making and low margin activities and to decrease the number of employees. The most significant step was the close of the factory of Moldin Llc in Szombathely and the transfer of the production to Székesfehérvár. Due to the close of the factory, the number of employees at Moldin Llc. fell to 120 persons, which is a decrease of 221 compared to December 31, 2003. Taking the hired employees also into account, the decrease was 278 persons. Altogether, the number of full-time and hired employees in the business line has decreased by 350 persons, or by 41.3%.

The management of Pannonplast has decided earlier on the merger of the two Moldin companies with a company seat in Székesfehérvár, under the name Pannonplast Engineering Plastics Plc. As of July 15, 2004 Moldin Llc. has merged into Moldin 2000 Plc. which will operate at two factories in Budapest and Székesfehérvár after the close of the Szombathely factory.

After the decided 50% staff reduction, the analysis of the business processes at Dexter Rt continues further. The net sales increased to two and a half times the net sales in the first quarter of 2004, but the company was still a loss maker.

Highlights

in HUF million

Engineering plastics	Q2 2004	Q2 2003	Index (%)	1H 2004	1H 2003	Index (%)
Net sales	**1 833**	**980**	**187.0**	**3 552**	**2 547**	**139.5**
Cost of Sales	1 670	764	218.6	3 169	1 978	160.2
Margin	163	216	75.5	383	569	67.3
Margin level	*8.9%*	*22.0%*		*10.8%*	*22.3%*	
EBITDA	**-91**	**88**	**-103.4**	**-213**	**246**	**-86.6**
EBITDA level	*-5.0%*	*9.0%*		*-6.0%*	*9.7%*	
EBIT	**-283**	**-80**	**353.8**	**-602**	**-113**	**532.7**
Operational cash-flow	-212	26	-815.4	169	-461	-36.7
Fixed asset investments	2	430	0.5	49	552	8.9
Personnel	**377**	**535**	**70.5**	**377**	**535**	**70.5**
Sales revenue per employee *	19.45	7.33	265.4	18.84	9.52	197.9

* projected for a year

Investor Relations: Mr. Dénes Gyimóthy
Phone: +36 1 207-1808 Fax: +36 1 207-1464 E-mail: denes.gyimothy@pannonplast.hu

3. Financial investments

- Pannonpipe Kft
- Pipelife-Romania
- Polifoam Kft
- FCI Kft

The net sales of the companies classified as financial investments increased significantly compared to last year's figures. The net sales of Pannonpipe and Polifoam increased significantly, while the doubling net sales of Pipelife Romania was outstanding. However, the increase in net sales was not followed by improving profitability, the companies reached significantly lower margin level compared to that in the previous year. At Pannonpipe and Pipelife Romania, the margin level decreased by about one quarter due to the increase of the price of PVC and to the strong competition in the pipe market. The decrease of the margin level was more moderate at Polifoam, while it remained unchanged at FCI.

The total operating profit of the companies decreased by 11.1% compared to the base period's figure, however their performance on EBITDA level has not changed significantly. The level of indirect costs decreased by 3.0% compared to 2003, the decrease was nearly 10% at Pannonpipe.

Highlights

in HUF million

Financial investments	Q2 2004	Q2 2003	Index (%)	1H 2004	1H 2003	Index (%)
Net sales	**2 357**	**2 117**	**111.3**	**3 898**	**3 472**	**112.3**
Cost of sales	1 675	1 386	120.9	2 730	2 240	121.9
Margin	682	731	93.3	1 168	1 232	94.8
Margin level	*28.9%*	*34.5%*		*30.0%*	*35.5%*	
EBITDA	**271**	**278**	**97.5**	**378**	**389**	**97.2**
EBITDA level	*11.5%*	*13.1%*		*9.7%*	*11.2%*	
EBIT	**178**	**193**	**92.2**	**196**	**221**	**88.7**
Operational cash-flow	19	21	90.5	264	-74	-356.8
Fixed asset investment	31	119	26.1	47	190	24.7
Personnel	***430***	***441***	***97.5***	***430***	***441***	***97.5***
Sales revenue per person *	21.93	19.20	114.2	18.13	15.75	115.1

* projected for a year

4. Companies under divestment process

- Kaposplast Kft
- Multicard Kft
- MÜKI Kft.
- Pannonplast Karbantartó Kft
- Recyclen Kft

Pannonplast Plc. appointed the above companies for short-term divestment. The total non-consolidated net sales of the companies reached HUF 1,455 million in 2003. With the omission of the intra-group turnover their total net sales was below 5% of the consolidated net sales therefore in case of their successful sale the change in sphere of consolidation will not be significant. The number of employees at the companies was 192 persons at the end of 2003, which represents 10% of Pannonplast Group's personnel.

In the first half of 2004 the total, non-consolidated net sales of the companies reached HUF 762 million, the total of their EBIT is still negative.

The sale process of the companies has started, the closures of the transactions are expected around the end of the third quarter of 2004. In case of MÜKI, the management of Pannonplast Plc. has decided to liquidate the company, which enables the preservation of the accumulated expertise.

Investor Relations: Mr. Dénes Gyimóthy
Phone: +36 1 207-1808 Fax: +36 1 207-1464 E-mail: denes.gyimothy@pannonplast.hu

5. Financial analysis

5.1. Income statement

The Company's consolidated net sales reached HUF 13,253 million in the first half of 2004, which was 11.7% higher than last year's figure. The amount of exports was HUF 5,509 million, 41.6% of total net sales, which means a 14.7% increase compared to the base period. The largest increase in net sales was reached in the engineering plastics business line, where the total increase of the net sales of the two Moldin companies has exceeded HUF 1 billion. The Romanian subsidiary of Pannonpipe has more than doubled its net sales. In the second quarter, the consolidated net sales reached HUF 7,202 million, which was a 18.2% increase compared to the second quarter of 2003. In comparison with the first quarter of 2004 the figures indicate a 19.0% rise that can be explained mainly by seasonal impacts.

The ratio of cost of sales changed unfavorably compared to the base period. The 20.8% rate of the increase of direct costs has exceeded significantly the rate of the increase of net sales. The amount of gross margin reached HUF 3,258 million, which lagged behind the amount of 2003 by HUF 331 million, or by 9.2%. The ratio of gross margin to net sales decreased to 24.6% from 30.3%. The margin of the second quarter decreased to HUF 1,723, by 7.2% compared to the second quarter of 2003. The margin level reached 23.9% in the second quarter. The decrease of the margin level was significant in the engineering plastics business line and at the financial investments, while it changed only moderately in the consumer packaging business line. One external reason behind the decrease of the margin level was the steady increase of the raw material prices, which the company is able to pass on the consumers only partly and with time delay. Especially the price of PVC has risen compared to the base period, which lowered the consolidated margin by HUF 60 million in case of Pannunion and HUF 125 million in case of Pannonpipe. The level of the raw material prices is fundamentally determined by the price of oil, the increase of which continued further also in July. As long as the price of oil, and therefore the prices of plastic raw materials are on the rise, the company is able to operate only at a lower margin level. The other significant reason behind the decreasing margin level is the accelerated price competition in the plastic pipe market, which together with the increasing raw material prices decreased the margin level dramatically.

The indirect costs amounted to HUF 3,636 million in the first half of the year, which means a 6.9% increase compared to the base period. In the past period the question of decreasing the indirect costs was paid by extreme attention but the effects of the taken measures and programs could not be experienced because of the occurring one-time cost items. Within the measures, the decrease of the white-collar employees by 120 persons, cutting the staff by half at Dexter, the decided staff reduction at Pannon-Effekt, the close of the Moldin factory in Szombathely and the extension of the centralized purchases were the most considerable. Within one-time costs the expenditures relating to lay-offs and management changes were significant, these amounted to HUF 359.3 million in the first half of 2004. The subsidiaries reported some further HUF 148 million one-time costs. The amount of indirect costs corrected by one-time cost items show significant decrease. In the second quarter of 2004, the amount of indirect costs reached HUF 1,841 million, which was 3.1% higher than in the second quarter of 2003. The one-time cost items, which charged the second quarter, reached HUF 384 million, without them the level of indirect costs would have decreased significantly. Within one-time costs, the total of HUF 267.2 million costs relating to lay-offs and management changes were the most considerable.

The balance of other expenses and income was HUF 204 million lower than the figure of the first half of 2003. The reason of the decrease was the lower asset sales than in 2003 and a total of HUF 162 million provision generation and accounted loss on value during the first half of 2004. In the first half of 2004 the most important items were the follow-up allowances within the income. Within expenses the most important items were the local taxes, the generated provisions, and the loss on value.

Operating income (EBIT) amounted to a loss of HUF 650 million in the first half of 2004, which was significantly worse than the HUF 120 million operating income in the first half of 2003. The main factors behind the operating loss were the above-explained decreasing amount of margin (HUF 331 million) and the significant amount of one-time items (HUF 507 million). The operating loss in the second quarter was HUF 275 million, which represents a HUF 361 million decrease

Investor Relations: Mr. Dénes Gyimóthy
Phone: +36 1 207-1808 Fax: +36 1 207-1464 E-mail: denes.gyimothy@pannonplast.hu

compared to the second quarter of 2003, but it was better than the HUF 375 million operating loss in the first quarter of 2004.

Because of the significant operating loss the consolidated EBITDA fell to the half of the base period's value. The engineering plastics business line was loss-making also on EBITDA level due to the EBITDA level loss of Moldin Llc. and Dexter Plc..

The result of financial activities improved significantly in the first half of 2004, which was mainly due to FX gains on the revaluation of FX bank loans. While the company suffered a HUF 679 million FX loss on its bank loans in the first half of 2003, in 2004 it accounted a HUF 193 million non-realized FX gain. The effect of realized and non-realized exchange rate changes on the accounts of trade debtors and creditors was a loss of HUF 64 million in the first half of 2004. The most important item within the financial expenses was the paid interest in the amount of HUF 302 million and here appeared the HUF 58 million total amount of charges connected to the prolongation of bank loans, which can be regarded as one-time expense.

Earnings from ordinary activities including the financial income show a loss of HUF 886 million, which exceeds the figure of 2003 by 29.2%.

The balance of non-operational items amounted to HUF 8 million. The total corporate tax was HUF 57 million, which is half of the amount paid in the first half of 2003. The amount of minority interests was HUF 74 million from the period's result, which was somewhat less than the base figure.

The Company's consolidated net income was a loss of HUF 1,009 million as a result of the above factors, which is 10% higher than the loss in the first half of 2003.

5.2. Balance sheet

Within fixed assets the remarkable decrease in intangible assets compared to the end of the base period was caused by the extraordinary write-off following the termination of metal processing activity at Moldin 2000 at the end of 2003. In the first half of 2004 the change was not significant.

The HUF 1,423 million decrease in tangible assets compared to that in the base period was caused by the above-planned depreciation relating to the extraordinary write-offs at Moldin Ltd. and Moldin 2000 Plc. and the merger of Pannon-Tara and Pannon-Effekt, and partly by the amount of depreciation exceeding investments. In the first half of 2004 the amount of tangible assets decreased by HUF 957 million, which can be explained by the remarkably lower volume of investments compared to the depreciation.

The volume of current assets was HUF 598 million or 5.1% higher in comparison with the figure at the end of June in 2003. Within current assets the value of trade debtors increased by 2.0% and the inventories increased by 1.9%, which can be explained by the rising net sales. Other receivables increased by 1.1%. At the end of June 2004, the most significant items within the other receivables were the different tax receivables (VAT, corporate tax). The volume of cash and bank increased significantly, by HUF 405 million. During the first half of 2004 the amount of the trade debtors and the inventories has not changed significantly compared to the end of 2003. The amount of the other receivables declined substantially, while the amount of cash and bank increased in a similar amount. The decrease of the other receivables was mainly due to the decrease in tax receivables.

The Company's shareholders' equity decreased by HUF 1,738 million or 11.3%. This decrease was caused by the significant loss realized in the past 12 months. The book value of **shareholders' equity** amounted to **HUF 13,656 million** on 30 June 2004. Minority interest was under the base period's figure, at HUF 1,550 million. In the first half of 2004 the amount of shareholders' equity further decreased, meanwhile the amount of minority interest increased by approximately 5.0% owing to the profitable operation of the companies belonging here.

The amount of long-term liabilities increased to HUF 5,377 million from the base year's HUF 1,136 million, because based on the expiry dates determined by the medium-term loan contract signed in June 2004 large part of the former short-term loans were reclassified into the long-term loans.

The total volume of the short-term and long-term debts decreased by HUF 268 million compared to the base figure, to HUF 8,780 million. The ratio of debt to shareholders' equity increased to 64.1% (the ratio of net debt to shareholders' equity increased to 55.6%). In the first half of 2004 the increase of the debts was HUF 167 million, while the net volume of debts (total of debts less cash and bank) decreased by HUF 512 million.

The trade creditors increased by 12.7% in comparison with the base period, in line with the increasing net sales resulting in higher volume of purchases. However, in the first half of 2004 the volume of trade creditors decreased by HUF 322 million, or by 8.1%, which was caused by the settlement of receivables and payables that occurred in the seasonally strong fourth quarter.

The volume of other short-term liabilities did not change significantly. The most important items here were the salary and social security liabilities and the deferred items. Most of the deferred items are made of deferred amounts of subsidies.

5.3. Cash-flow

The Company's cash-flow changed favorably in the first half of 2004. The amount of cash from operations was HUF 521 million despite the significant accounting loss. The decrease in receivables played an important role in the positive operational cash-flow, that was counterbalanced by a half by the decrease in trade creditors. The new investment expenditures amounted to HUF 381 million, while the sale of tangible assets no longer necessary for the production amounted to HUF 141 million so the net cash need for CAPEX was HUF 239 million only. The positive operational cash-flow and the low level of net investments resulted in the substantial increase of cash and bank. As a result of the above factors, Pannonplast Plc's cash flow was a HUF 539 million, therefore the closing balance of liquid assets (corrected by the amount of overdraft loans) increased to HUF 1,339 million.

6. Others

6.1 Financing issues

Pannonplast Plc's EUR 17.1 million club loan granted on October 9, 2000 has expired on October 9, 2003. The banks participating in the financing prolonged the loan facility on 7 May 2004 until 30 June 2004. The company has signed its new, medium-term loan contract with CIB Bank, K&H Bank and OTP Bank on June 21, 2004. The total amount of the loan contract is nearly HUF 8.5 billion.

6.2 Investments, developments

During the first half of 2004 the company has spent a net of HUF 239 million on investments. The amount, which was lower than the previous years' level, included maintaining investments at the certain subsidiaries.

In a total amount of HUF 381 million of investments the most significant items were the investments at Pannunion, Moldin 2000 and Almand.

6.3 Corporate events

The company's AGM held on April 29, 2004 elected Mr. Attila Chikán and Mr. Péter Kaderják as members of the Board of Directors and Mr. Gyula Bakacsi, Ms. Eszter Kiss, Ms. Klára Deák, Mr. Gábor Győző and Mr. Géza Lenk as members of the Supervisory Board. On its first session the Supervisory Board elected Ms. Klára Deák as its president.

The detailed list of senior officers is contained in Annex TSZ3.

Lazarus Vagyonkezelő Plc. announced on April 13, 2004 that it acquired a 6.7% ownership in the company. The former shareholder, Pevdi Divat Llc. announced on May 21, 2004, that it transferred its 11.16% share to Benji Ruhaipari Llc.

The registration of the decisions of the AGM held on April 29, 2004 into the Court of Registry took place on June 17, 2004.

Investor Relations: Mr. Dénes Gyimóthy
Phone: +36 1 207-1808 Fax: +36 1 207-1464 E-mail: denes.gyimothy@pannonplast.hu

6.4 Employees

The total number of employees of the Group was 1,726 on June 30, 2004, which means a decrease of 274 persons (13.7%) compared to December 31, 2003 and a decrease of 223 in comparison with the figure of June 30, 2003. The main reason of the large decrease is the close of a factory in Szombathely, the number of employees of Moldin Llc. has fell by 221 persons in the first half. In addition, Dexter Plc. and Pannon-Effekt Llc. has shown significant decrease.
The Company employs significant number of hired workers. In favor of comparability we present the change in the number of the Company's employees and hired workers in the following chart. The total workforce (employees and hired workers) decreased by 396 persons, or by 17% compared to December 31, 2003. The number of employees at the foreign subsidiaries was 213 on June 30, 2004.

	December 31, 2003			June 30, 2004			change		
	Own	Hired	Total	Own	Hired	Total	Own	Hired	Total
Pannonplast Plc.	34	0	34	36	0	36	+2	0	+2
Pannonplast Group	2 000	303	2 303	1 726	181	1 907	-274	-122	-396

6.5 Changes in the registered capital, management and organization of the Company

On December 31, 2003 the company's registered capital amounted to HUF 421,093,100, which remained unchanged during the first half of 2004.

During the investigated period there was no treasury shares in the company's ownership.

At the Annual General Meeting of Shareholders of 2004, Deloitte Ltd. was elected as auditor for three years, as well as new members were elected into the Board of Directors and the Supervisory Board. Information relating to the new officers were detailed in 6.3.

On May 10, 2004, the appointment of Mr Roland Palkó as Sales and Marketing Director and Mr. Balázs Szabó as Production Director took place. This way the Company's new management, which consists of the CEO and five directors, was finalized.

In accordance with the legal regulations we hereby declare that the figures and statements in this report are true and that the report does not withhold any facts that may be material in evaluating the company's position. The Company is responsible for the damages caused by the failed or misleading information.

Budapest, August 16, 2004

The Board of Directors of
Pannonplast Plc.

The management of Pannonplast Plc. holds a press conference for the journalists and the analysts on the first-floor auditorium of the Budapest Stock Exchange (1052 Budapest, Deák Ferenc u. 5.) at 10 a.m. on August 16, 2004.

Data sheets

Company name:	PANNONPLAST Industries PLC.
Company address:	H-1225 Budapest, Nagytétényi út 216-218.
Sector:	Plastic processing
Period:	Q2 2004
Phone:	(36-1) 207-1808
Fax:	(36-1) 207-1464
E-mail:	denes.gyimothy@pannonplast.hu
Investor relations:	Mr. Dénes Gyimóthy

1.1 Data sheets relating to financial statements

PK1. General Information Regarding Financial Data

	Yes	No
Audited		X
Consolidated	X	

Accounting standards	Hungarian	IFRS	Other
		X	

PK2. Subsidiaries involved in consolidation

Name	Shareholders' Equity/Capital	Stake (%)	Voting rate [1]	Listing [2]
Pannonpipe Ltd.	2873.5	50.0	50.0	K
Moldin Ltd. [3]	2692.4	100.0	100.0	L
Pannunion Ltd.	2220.7	100.0	100.0	L
Tu-Plast Ltd.	931.8	60.0	60.0	L
Dexter Plc.	868.0	92.7	92.7	L
Polifoam Ltd.	754.1	51.0	51.0	L
Moldin 2000 Plc. [3]	710.0	100.0	100.0	L
Almand Ltd.	512.7	100.0	100.0	L
FCI Ltd.	420.0	58.0	58.0	L
Multicard Ltd.	400.0	100.0	100.0	L
Unical Ltd.	245.2	100.0	100.0	L
Interagropak Ltd.	242.6	51.0	51.0	L
Pannon-Effekt Ltd.	311.0	100.0	100.0	L
Kaposplast Ltd.	310.0	100.0	100.0	L
Recyclen Ltd.	216.8	100.0	100.0	L
Kuala Ingatlanhaszn. Ltd.	179.2	100.0	100.0	L
MÜKI Ltd. [4]	40.0	100.0	100.0	L
Karbantartó Ltd.	41.2	100.0	100.0	L

[1] Voting rate ensuring the possibility of participating in making decisions at the AGM of the subsidiary involved in consolidation

[2] Fully controlled (F); Jointly managed (J); Affiliated (A)

[3] As of July 15, Moldin Ltd. has merged into Moldin 2000 Ltd., whose name has changed to Pannonplast Engineering Plastics Ltd.

[4] Under liquidation

Investor Relations: Mr. Dénes Gyimóthy
Phone: +36 1 207-1808 Fax: +36 1 207-1464 E-mail: denes.gyimothy@pannonplast.hu

PK3. IFRS consolidated BALANCE SHEET (in HUF million)

	30.06.2004	*30.06.2003*	*Index (%)*
A. Fixed assets	**16 507**	**18 747**	**88.1**
Intangible assets	960	1 766	54.4
Tangible assets	15 533	16 956	91.6
Investments	14	25	56.0
B. Total current assets	**12 224**	**11 626**	**105.1**
Inventories	3 630	3 561	101.9
Trade debtors	6 875	6 751	101.8
Securities, cash and deposits	1 719	1 314	130.8
TOTAL ASSETS	**28 731**	**30 373**	**94.6**
D. Total Shareholders' Equity	**13 656**	**15 394**	**88.7**
Share capital	421	421	100.0
Capital reserves, retained earnings	14 244	15 890	89.6
Retained earnings	-1 009	-917	110.0
Minority interests	1 550	1 605	96.6
Deferred income	0	0	0
F. Total Liabilities	**13 525**	**13 374**	**101.1**
Long-term liabilities	5 377	1 136	473.3
Short-term liabilities	8 148	12 238	66.6
- Trade creditors	3 630	3 220	112.7
- Short-term debts	3 403	7 912	43.0
- Other short-term liabilities	1 115	1 106	100.8
Total S/E and Liabilities	**28 731**	**30 373**	**94.6**

PK4. IFRS consolidated INCOME STATEMENT (in HUF million)

	H1 2004	*H1 2003*	*Index (%)*
Sales	13 253	11 860	111.7
Direct cost of sales	9 995	8 271	120.8
Gross margin	**3 258**	**3 589**	**90.8**
Indirect costs of sales	3 636	3 401	106.9
Other expenses	507	277	183.0
Other income	235	209	112.4
A. Operating income (EBIT)	**-650**	**120**	**-541.7**
Financial income	370	294	125.9
Financial expenses	606	1 100	55.1
B. Result of financial operations	**-236**	**-806**	**29.3**
C. Earnings from ordinary activities	**-886**	**-686**	**129.2**
D. Extraordinary result	**8**	**-36**	**-22.2**
E. Income before tax	**-878**	**-722**	**121.6**
Income tax	**57**	**110**	**51.8**
F. After tax income	**-935**	**-832**	**112.4**
Minority interest	74	85	87.1
G. Net result of the period	**-1 009**	**-917**	**110.0**

PK5. IFRS consolidated CASH-FLOW STATEMENT (in HUF million)

	H1 2004	*H1 2003*
After tax income	-1 009	-917
Depreciation	1 237	1 272
Changes in working capital	290	-94
Other operating adjustment	3	3
Cash from operation	**521**	**264**
Purchase of fixed assets	-381	-1 355
Sales of fixed assets	141	442
Other cash from investment activity	1	1
Cash from investment activities	**-239**	**-912**
Change in long-term debt [1]	4	287
Change in short-term debt [1]	216	731
Dividend	0	0
Other cash from financing activities	37	-12
Cash from financing activities	**257**	**1 006**
Net change in cash	539	358
Cash on hand, beginning of period	800	956
Cash on hand, end of period	**1 339**	**1 314**

[1] Because of the prolongation of the loans on July 21, 2004, HUF 4,454 million was reclassified from short-term loans to long-term loans, which we did not presented in the cash-flow statement

PK6. Major Off-Balance-Sheet Items: There is no such item

1.2 Data Regarding Shareholding Structure and Ownership

RS1. Ownership structure, stake and voting rate

Owned by	Total shareholders' equity					
	Beginning of period			End of period		
	%[2]	%[3]	pcs	%[2]	%[3]	pcs
Domestic institutional	65.57	65.57	2,760,898	55.95	55.95	2,355,839
Foreign institutional	14.95	14.95	629,727	25.81	25.81	1,086,859
Domestic individuals	18.03	18.03	759,065	17.95	17.95	755,840
Foreign individuals	0.22	0.22	9,440	0.14	0.14	5,795
Employees, seniors	1.14	1.14	47,976	0.05	0.05	2,077
Treasury shares	0.00	0.00	0	0.00	0.00	0
Government Body[1]	0.09	0.09	3,825	0.11	0.11	4,521
International Development Institutions	-	-		-	-	
Other	-	-	-	-	-	-
Total	100.00	100.00	4,210,931	100.00	100.00	4,210,931

[1] Public administration
[2] Stake
[3] Voting rate ensuring the possibility of participating in making decisions at the Company's AGM

Investor Relations: Mr. Dénes Gyimóthy
Phone: +36 1 207-1808 Fax: +36 1 207-1464 E-mail: denes.gyimothy@pannonplast.hu

RS2. Number of treasury shares (pcs) in the current year

	1 January	31 March	30 June	30 September	31 December
Pannonplast Plc.	0	0	0		
Subsidiaries	0	0	0		
Total	0	0	0		

RS3. Owners holding more than 5% of shares (end of period)

Name	Nationality [1]	Activity [2]	Amount (pcs)	Stake (%) [3]	Voting rate (%) [3,4]	Remarks [5]
Benji Ruhaipari Ltd	D	I	470 061	11.16	11.16	
Lazarus Asset Management Plc	D	I	260 853	6.19	6.19	

[1] Domestic (D), Foreign (F)
[2] Custodian (C), State-owned (S), International Development Institution (ID), Institutional (I), Business Company (BC), Private (P), Employee, executives (E)
[3] Rounded to two digits
[4] Voting rate ensuring the possibility of participating in making decisions at the Company's AGM
[5] e.g..: professional investor, financial investor, etc.

1.3 Data Sheets Regarding the Company's Organization and Activity

TSZ2/1. Changes in the number of fully-employed employees

	30.06.2003	01.01.2004	30.06.2004
Pannonplast Plc.	37	34	36
On Group level	1 949	2 000	1 726

TSZ3. Senior executives and employees in strategic positions

On February 3, 2004 Mr. János Illéssy resigned from his Board membership. The three members of the Supervisory Board, Ms. Judit Marténуi, Mr. József Maros and Mr. Antal Monostori also resigned with the date of the AGM. The Annual General Meeting held on April 29, 2004 elected as members of the Board of Directors Mr. Attila Chikán and Mr. Péter Kaderják. The six members of the Board with the exception of Mr. Csaba Zoltán, chairman and CEO are regarded as independent directors. The five members of the Supervisory Board elected by the shareholders are: Mr. Gyula Bakacsi, Ms. Klára Deák, Mr. Gábor Győző, Ms. Eszter Kiss and Mr. Géza Lenk. The new Supervisory Board elected Ms. Klára Deák as its president.

From May 10, 2004 Mr. Roland Palkó works with the Company as Sales and Marketing Director. From May 10, 2004 Mr. Balázs Szabó has been charged with the duties of the Production Director.

During the second quarter of 2004 Mr. Árpád Veress, former strategic position employee, has left the Company, while Mr. Gyula László and Mrs. Erika Jilling, according to their new assignments, are no more regarded as employees in strategic positions.

Investor Relations: Mr. Dénes Gyimóthy
Phone: +36 1 207-1808 Fax: +36 1 207-1464 E-mail: denes.gyimothy@pannonplast.hu

The following chart reflects the status on August 13, 2004:

Feature [1]	Name	Position	Beginning of the mandate	End of the mandate	Owned shares (pcs)
BoD, SP	Mr. Csaba Zoltán	Chairman and CEO	03.11.2003	02.11.2006	0
BoD	Mr. Péter Kaderják	Member	29.04.2004	2007 year-end AGM	0
BoD	Mr. Attila Chikán	Member	29.04.2004	2007 year-end AGM	0
BoD	Mr. Gábor Ujlaki	Member	29.04.2002	2005 year-end AGM	0
BoD	Mr. Gyula Pázmándi	Member	30.04.2003	2006 year-end AGM	0
BoD	Mr. László Molnár	Member	03.11.2003	02.11.2006	0
SB	Ms. Klára Deák	President	29.04.2004	2007 year-end AGM	0
SB	Mr. Gyula Bakacsi	Member	29.04.2004	2007 year-end AGM	0
SB	Mr. Gábor Győző	Member	29.04.2004	2007 year-end AGM	0
SB	Ms. Eszter Kiss	Member	29.04.2004	2007 year-end AGM	0
SB	Mr. Géza Lenk	Member	29.04.2004	2007 year-end AGM	0
SP	Mr. Krisztián Orbán	Strategy Director	09.02.2004	Indefinite	0
SP	Mr. Dénes Gyimóthy	CFO	30.03.2004	Indefinite	0
SP	Mr. Roland Palkó	Sales and Marketing Director	10.05.2004	Indefinite	0
SP	Mr. Balázs Szabó	Production Director	10.05.2004	Indefinite	40
SP	Mr. László Blága	Investments Director	01.03.2004	Indefinite	0
T O T A L shares owned by the employees (pcs):					40

[1] Employee in strategic position (SP), Member of the Board of Directors (BoD), Member of the Supervisory Board (SB)

1.4 Data Regarding Extraordinary Announcements

ST1. Extraordinary Announcements Published During the Period

Date	Place of publishing	Feature, brief content
07.01.2004	Magyar Tőkepiac, BSE	Court of Registry decisions
09.01.2004	Magyar Tőkepiac, BSE	Technical prolongation of Pannonplast Plc's club loan
03.02.2004	Magyar Tőkepiac, BSE	Profit warning, personal changes
04.02.2004	Magyar Tőkepiac, BSE	Resignation of Board member
05.02.2004	Magyar Tőkepiac, BSE	Dr. János Illéssy purchased Pannonplast shares
09.02.2004	Magyar Tőkepiac, BSE	Appointment of Strategy Director at Pannonplast Plc.
10.02.2004	Magyar Tőkepiac, BSE	Resignation of President of SB of Pannonplast Plc.
02.03.2004	Magyar Tőkepiac, BSE	Personal changes at Pannonplast
09.03.2004	Magyar Tőkepiac, BSE	Technical prolongation of Pannonplast Plc's club loan
12.03.2004	Magyar Tőkepiac, BSE	Pannonplast closes its 2003 year treasury share transaction
18.03.2004	Magyar Tőkepiac, BSE	Staff reduction at Pannonplast
24.03.2004	Magyar Tőkepiac, BSE	Pannonplast 's new strategy and financial targets for 2004
22.04.2004	Magyar Tőkepiac, BSE	Accelerating reorganization at Pannonplast Plc.
07.05.2004	Magyar Tőkepiac, BSE	Technical prolongation of Pannonplast Plc's club loan
12.05.2004	Magyar Tőkepiac, BSE	The election of the President of the Supervisory Board
13.05.2004	Magyar Tőkepiac, BSE	The finish of the production at Moldin's factory in Szombathely
21.06.2004	Magyar Tőkepiac, BSE	Pannonplast has successfully renewed its three-year loan contract

Investor Relations: Mr. Dénes Gyimóthy
Phone: +36 1 207-1808 Fax: +36 1 207-1464 E-mail: denes.gyimothy@pannonplast.hu

15.07.2004	Magyar Tőkepiac, BSE	Registration of the decisions of the AGM of April 29,2004 at the Court of Registry
10.08.2004	Magyar Tőkepiac, BSE	Invitation to the Extraordinary General Meeting of Pannonplast Plc.

Regular announcements	
16.02.2004	Pannonplast Plc's flash report on the year 2003
26.03.2004	Pannonplast Industries PLC's invitation to its AGM
09.04.2004	Amendment for the invitation to Pannonplast Plc's AGM
14.04.2004	Documents for Pannonplast Plc's AGM
15.04.2004	Proposals for the AGM: Consolidated annual report and report of the Auditor
19.04.2004	Proposals for the AGM: Pannonplast Plc's information on its share dematerialization
22.04.2004	About the completion of the annual report
27.04.2004	The decisions of the AGM of Pannonplast Plc.
30.04.2004	Extract of the annual report of 2003
06.05.2004	Annual report of Pannonplast Plc.
13.05.2004	Pannonplast Plc's Flash Report for the first quarter of 2004
03.06.2004	Minutes of the AGM of Pannonplast Plc. held on April 29, 2004
15.07.2004	Articles of Association of Pannonplast Plc, valid from July 2, 2004

Other information	
28.01.2004	Change in the stake of Karsai Műanyagtechnikai Holding Plc. In Pannonplast Plc.
03.02.2004	The person of CEO has changed at Pannonplast Plc
16.02.2004	Announcement of Pannonplast Plc. on the company's 2003 results and the short-term plan of the management
01.04.2004	Statement relating to the responsible company management
14.04.2004	New owner above 5% in Pannonplast Plc.
22.04.2004	Decrease of ownership: Karsai Holding
26.04.2004	Information on the ongoing negotiations with banks
28.04.2004	Statement of the Board of Directors of Pannonplast Plc. on the nominations into the Board of Directors and Supervisory Board.
29.04.2004	Information on the AGM
05.05.2004	Group level sales leader and strengthening controlling at Pannonplast Plc.
14.05.2004	Statement of Pannonplast Plc. about the transferring of its shares into dematerialized securities
18.05.2004	Statement of Pannonplast Plc. about the transferring of its shares into dematerialized securities (corrected)
21.05.2004	Change of shareholders (Benji Ruhaipari Ltd.)
30.06.2004	Statement of Pannonplast Plc. about its practices in corporate governance